March 9, 2016

John M. Ganley
Securities and Exchange Commission

Re:	American Growth Fund, Inc. Proxy Filing

Dear Mr. Ganley:

	This letter is in regards to the telephone conversation between us held on March 7, 2016 in which we discussed your and other SEC Staff member's comments and proxy material requested additions to our PreR 14a proxy filing. In response to your request, below please find the details of each topic we discussed which will also be reflected in our PreR 14a filing.

1) 	The Service Providers listed in the beginning of the Questions and
Answers section have been moved to the end of the Questions and Answers section. That section also contained a similar statement regarding the directors of the Fund. Based on our discussion regarding the Service Providers, I have also moved that information to the end of the Questions and Answers section as a separate topic.

2)	I have changed the word "hydroponic" to "hydroponic equipment" to avoid possible confusion with the agriculture industry.

3)	I have added language to the first page of the Proxy Statement discussing in detail the types of securities that the restructured Series Two will invest in and the risks involved with those investments.

4)	You questioned whether the 25% industry threshold would be exceeded under Series Two's new investment structure. After considering your question, we have determined that the restructured Series Two will be able to operate as a diversified mutual fund, so that proposed fundamental investment policy change has been removed in its entirety. Please note that Item G has been replaced with another proposed fundamental investment policy change, set forth later in Item 9.

5)	The heading "REASONS FOR THE REORGANIZATION" had been reworded so it better reflects that section.

6)	In the same section of Item 5 above regarding the Board vote to restructure Series Two the language regarding dilution was inadvertently left in from the original filing and has since been removed.

7)	The original filing stated that the cost of the proxy solicitation would be borne by the stockholders. The Advisor, Investment Research Corporation, has now agreed to pay half of the cost of the proxy solicitation which has been reflected in the Proxy Statement as well as in the Questions and Answers. While the Board believes that the stockholders will benefit from the potential growth in Series Two Assets, resulting long-term from the change in the Fund's investment strategy and the reduction of Fund expenses, the Advisor has also realized the potential that it may also benefit from this change.

8)	In the section describing information on the Fund's Board of
Directors I have added the name of the business in which Ed Bush and Darrell Bush operate.

9)	Proposed fundamental investment policy change D contained a vote on both changing the Series Two fundamental investment policies concerning investing in Real Estate and Commodities. Per your request, these items proposed changes have now been split into separate votes. The vote on investing in Commodities is now addressed in proposed fundamental investment policy change G.

10)	In the third paragraph of the "SUUMARY OF PROPOSAL 1" the term
"exclusive of costs of the Series Two" was used. This term was being used to inform the stockholder that Series Two's expenses may decline in the long-term; however, in the short term those expenses may see a slight increase due to the proxy solicitation. This paragraph has now been reworded to better reflect this point.

11)	Regarding possible tax consequences there is a possibility that stockholders may receive capital gain distribution(s) if the Fund has to liquidate some security positions because they do not fit within Series Two's restructured investment strategy. These possible tax consequences have now been addressed in the Questions and Answers section.

12)	In the sections "Effect of Abstentions and Broker "Non-Votes" the reference to the NYSE Rules has been removed.

Should you have any further questions or comments on the Fund's revised proxy materials, please call me at 800-525-2406.

I would like to personally thank you for your professionalism and guidance in this process. Your input has been very helpful and is greatly appreciated.

Sincerely,
/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.